Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 16, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10140
FTP Strategic Fixed Income ETF Portfolio, Series 6
(the “Trust”)
CIK No. 1919026 File No. 333-265039

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states, “The Trust has no criteria relating to credit quality or duration.” Is there any criterion as to maturity?

Response: The Trust confirms there is no criteria as to maturity. The disclosure will be revised to state this.

2.The Staff notes that the disclosure states, “The fixed-income ETFs selected for the portfolio are based on the following factors:

-	A minimum market capitalization of $50,000,000
-	At least six months of trading history
-	Current dividend yields (prioritizing higher yielding funds)
-	Fund exposure to different fixed-income asset types”

Are these the only factors considered?

Response:The Trust confirms the above factors are the only factors considered in selecting the fixed income ETFs.

3.The Staff notes that the portfolio selection process section includes disclosure specific to duration but also states that the Trust has no criteria relating to duration. Please consider whether the paragraph relating to duration should be included. Or does the Trust have a particular duration?

Response:The Trust confirms it does not seek a particular duration when selecting ETFs for the portfolio. In accordance with the Staff’s comment, the paragraph discussing duration will be removed from the Trust’s prospectus.

Risk Factors

4.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trust confirms that the “Market Risk” will be revised to include updated disclosure.

5.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

6.It appears this this Trust specifically invests in ultra-short maturity bonds. Please revise the “Limited Duration Bonds” risk to add disclosure to avoid investor confusion. If other Trusts only invest in ultra-short maturity bonds, disclosure should be revised for those Trusts too.

Response:The Trust believes that the “Limited Duration Bonds” risk disclosure sufficiently describes the risks associated with investing in ultra-short maturity bonds and respectfully declines to add any additional disclosure.

7.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon